UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a )*

Compliance Systems Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20452J208

(CUSIP Number)

Robert Kessler,  RDRD II Holding, LLC, 220 West 42nd St., 6th Floor, New York, NY 10036 Phone: _____

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RDRD II Holding, LLC 46-1307344
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 29,719,952
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,719,952

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,719,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.083%
14	TYPE OF REPORTING PERSON OO (Limited liability company)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory Trautman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [X]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 29,719,952
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,719,952

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,719,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.083%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Kessler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 29,719,952
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,719,952

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,719,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.083%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $0.001 par value, of Compliance Systems Corp. (the “Issuer”) whose principal executive offices are located at 780 New York Avenue, Suite A, Huntington, New York 11743.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly by (i) RDRD II Holding, LLC, a Delaware limited liability company (“RDRD”) (ii) Gregory Trautman, a United States citizen “Trautman” who owns a 23.833% interest in RDRD; and (iii) Robert Kessler who owns a 23.833% interest in RDRD. Trautman and Kessler are Managing Members of RDRD and are members of the Board of Directors of Seaniemac, Ltd., the principal subsidiary of the Issuer. RDRD, Trautman and Kessler are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 220 West 42nd St., 6th Floor, New York, NY 10036.

(c)	The principal business of RDRD is investments and business consulting. The principal business of Trautman and Kessler is to act as Managing Members of RDRD and to provide business advisory services.

(d)	Except for Trautman, during the past five years none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any reporting persons a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In December, 2009, the Securities and Exchange Commission entered an order imposing remedial sanctions (Administrative Proceeding File No. 3-12559) (the “Sanctions”) against Mr. Trautman due to his late trading and deceptive market timing in mutual fund shares on behalf of customers and for the account of the broker-dealer in which he was a principal and other securities laws violations as a result of these activities. The Sanctions bar Mr. Trautman from association with any broker or dealer, orders him to cease and desist from committing or causing any violations or future violations of Section 17(a) of the Securities Act of 1933, Sections 10(b) and 15(c) of the Exchange Act of 1934, and Exchange Act Rules 10b-3 and 10b-5, disgorge $608,886, plus prejudgment interest of $260,645.29 and pay a civil money penalty in the amount of $120,000.

(e)	See response to Item 2(d).

(f)	RDRD is a Delaware limited liability company. Trautman and Kessler are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As reported in the Issuers Form 8-K/A (Amendment No. 3) filed with the SEC on March 12, 2013 (the “March 12, 2013 Form 8-K/A”), the Issuer entered into a Securities Exchange Agreement (the “Exchange Agreement”) with RDRD II Holding LLC, a Delaware limited liability company (“RDRD”) dated June 7, 2012. The Exchange Agreement was amended on October 29, 2012 and on February 18, 2013. The Exchange Agreement contemplated the acquisition (the “Acquisition”) by the Issuer from RDRD of RDRD’s 70% equity ownership interest (the “Seaniemac Equity Interest”) in Seaniemac Limited, an Ireland corporation (“Seaniemac”). The Exchange Agreement further contemplated that, in exchange for the Seaniemac Equity Interest, we would issue to RDRD an amount of shares of our common stock (the “RDRD Exchange Shares”) which, following such issuance, would equal approximately 71% of our then outstanding shares of Common Stock (on a fully diluted basis), after taking into account the 10 million post reverse split shares we were ordered by a court in Florida to issue to certain of our creditors in exchange for $500,000 of debt owed to such creditors (the “RDRD Percentage”). Seaniemac is in the business of developing and operating a gaming website.

On October 30, 2012 the Acquisition was consummated and we issued 29,719,952 shares of our Common Stock to RDRD under the terms of the Exchange Agreement.

Item 4.	Purpose of Transaction

The Reporting Persons entered into the Exchange Agreement in connection with the acquisition of the Seaniemac Equity Interest and the ordinary course of business of the Reporting Persons. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the shares of the Issuer’s Common Stock, consistent with the investment purpose, each Reporting Person, at any time, and from time to time, may acquire additional shares of the Issuer’s Common Stock or dispose of or exercise (as the case may be) any or all of its shares of the Issuer’s Common Stock depending upon an ongoing evaluation of the investment in the shares of Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons or other investment considerations. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)	(a) - (b) As reported by the Issuer in its March 12, 2013 Form 8-K/A, there were 41,810,476 shares of Common Stock issued and outstanding. In connection with the Acquisition the Issuer issued 29,719,952 shares of Common Stock to RDRD. After giving effect to the shares issued pursuant to the Acquisition and certain other issuances in connection with the closing of the Exchange Agreement there are 41,810,476 shares of Common Stock presently issued and outstanding. Based on such information, the Reporting Persons report beneficial ownership of 29,719,952 shares of Common Stock representing 71.083% of the Common Stock.

RDRD, Kessler and Trautman may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Act. RDRD expressly disclaims (i) that Kessler and Trautman are a member of any group for purposes of Section 13(d) or 13(g) of the Act, and (ii) that RDRD has agreed to act as a group other than as described in this Statement on Schedule 13D.

As a Manager Member and controlling person of RDRD, Kessler and Trautman may be deemed to beneficially own any shares of Common Stock that RDRD may beneficially own, or be deemed to beneficially own. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Kessler or Trautman is the beneficial owner of Common Stock owned by RDRD for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of any pecuniary interest therein.

(c)	(c) On October 30, 2012, RDRD was issued 29,719,952 shares of Common Stock in connection with the Acquisition as provided for in the Exchange Agreement.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as disclosed herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1. Joint Filing Agreement dated March 26, 2013, by and between the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RDRD II Holding, LLC

March 26, 2013	By:	/s/ Robert Kessler
Robert Kessler
Managing Member

March 26, 2013		/s/ Robert Kessler
Robert Kessler

March 26, 2013	By:	/s/ Gregory Trautman
Gregory Trautman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Compliance Systems Corp., and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 26th day of March, 2013.

RDRD II Holding, LLC

By:	/s/ Robert Kessler
Name:	Robert Kessler
Title:	Managing Member

ROBERT KESSLER

/s/ Robert Kessler
Robert Kessler

GREGORY TRAUTMAN

/s/ Gregory Trautman
Gregory Trautman